Exhibit 12.1

Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Pre-tax (loss) income from continuing operations before income (loss) from equity investees	$9,988	$(41)	$(13,046)	$(32,970)	$(14,315)
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	43,967	40,478	39,622	39,186	36,851
Distributed income of equity investees	1,387	132	-	400	3,036
	$55,342	$40,569	$26,576	$6,616	$25,572

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	43,967	40,478	39,622	39,186	36,851
Interest capitalized	1,542	1,372	46	10	544
Preferred share distributions	14,000	10,499	4,800	4,800	4,800
	$59,509	$52,349	$44,468	$43,996	$42,195

Ratio of earnings to combined fixed charges and preferred share dividends	*	*	*	*	*

*     For the years ended December 31, 2012, 2011, 2010, 2009, and 2008, combined fixed charges and preferred share dividends exceeded earnings.  The following table notes the amounts by which combined fixed charges and preferred share dividends exceeded earnings:

	Year Ended December 31,
	2012	2011	2010	2009	2008
Combined fixed charged and preferred share dividends in excess of earnings	$4,167	$11,780	$17,892	$37,380	$16,623